                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.7)*


                                FOOD LION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Class B Common Stock, $.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  344775-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Bruce S. Mendelsohn, Akin, Gump, Strauss, Hauer & Feld, L.L.P.
         1333 New Hampshire Avenue, N.W., Ste. 400, Washington, DC 20036
                                 (202) 887-4446
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 17, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .|_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                         (Continued on following pages)








         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.         344775-10-1
--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Etablissements Delhaize Freres et Cie, "Le Lion" S.A. ("Delhaize `Le Lion'"). Delhaize "Le Lion" has no I.R.S. identification number.
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a) X

                  (b)
--------------------------------------------------------------------------------

         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)             WC
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------


         6.       Citizenship or Place of Organization           Belgium
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Number of Shares
Beneficially        7.     Sole Voting Power
Owned by Each
Reporting Person
With
------------------- ------------------------------------------------------------

                    8.     Shared Voting Power        122,781,162 shares of
                                                      Class B Common Stock
------------------- ------------------------------------------------------------

                    9.     Sole Dispositive Power     59,428,382 shares of
                                                      Class B Common Stock
------------------- ------------------------------------------------------------

                    10.    Shared Dispositive Power
------------------- ------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       122,781,162 shares of
                                                       Class B Common Stock
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)     53.5%
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)

                  CO

CUSIP No.         344775-10-1


         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Delhaize The Lion America, Inc. ("Detla")
                  EIN:  51-0232323
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a) X

                  (b)
--------------------------------------------------------------------------------
         3.       SEC Use Only
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions)                 WC
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization        Delaware
--------------------------------------------------------------------------------

------------------- ------------------------------------------------------------
Number of Shares
Beneficially        7.     Sole Voting Power
Owned by Each
Reporting Person
With
------------------- ------------------------------------------------------------

                    8.     Shared Voting Power           122,781,162 shares of
                                                          Class B Common Stock
------------------- ------------------------------------------------------------

                    9.     Sole Dispositive Power        63,352,780 shares of
                                                         Class B Common Stock
------------------- ------------------------------------------------------------

                    10.    Shared Dispositive Power
--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                   122,781,162 shares of
                                                   Class B Common Stock
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)    53.5%
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)

                  CO

ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 7 ("Amendment No. 7") is filed on behalf of Etablissements Delhaize Freres et Cie, "Le Lion" S.A. ("Delhaize `Le Lion'") and Delhaize The Lion America, Inc. ("Detla"), with respect to their Schedule 13D (the "Schedule 13D"), as amended by Amendment No. 1 thereto ("Amendment No. 1"), Amendment No. 2 thereto filed September 1, 1983 ("Amendment No. 2"), Amendment No. 3 thereto filed March 16, 1988 ("Amendment No. 3"), Amendment No. 4 thereto filed October 3, 1988 ("Amendment No. 4"), Amendment No. 5 thereto filed March 20, 1992 ("Amendment No. 5") and Amendment No. 6 thereto filed September 20, 1994 ("Amendment No. 6") relating to the Class B Common Stock $.50 per share of Food Lion, Inc., a North Carolina corporation, to add the following information.


ITEM 2.  IDENTITY AND BACKGROUND.

         (A)      NAME:             DETLA

                  DIRECTORS AND EXECUTIVE OFFICERS:

                  Reference is made to Exhibit B which is incorporated herein by reference.

                  DISCLOSURE OF LEGAL PROCEEDINGS:

                  Neither Detla nor any director or executive officer of Detla has been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws, during the last five years.

         (B)      NAME:             Delhaize "Le Lion"

                  DIRECTORS AND EXECUTIVE OFFICERS

                  Reference is made to Exhibit A which is incorporated herein by reference.

                  DISCLOSURE OF LEGAL PROCEEDINGS.

                  Neither Delhaize "Le Lion" nor any director or executive officer of Delhaize "Le Lion" has been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, during the last five years.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of the funds used for the purchases reported in Item 5(c) below is working capital of Delhaize "Le Lion." The aggregate amount of funds expended for such purchases is approximately US$ 22,668,350.


ITEM 4.  PURPOSE OF TRANSACTION.

         The purchases reported in Item 5(c) below were purchased in the open market for purposes of investment.

         (a) The reporting person may continue to purchase shares in the future, but may terminate purchases at any time.

         (b)-(j)  Not applicable.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number and percentage of shares of Class B Common Stock owned by each reporting person as of May 17, 1999 are as follows:

                                                                   Percentage of Outstanding Class
          Name of                        Number of                            B Common
      Reporting Person                     Shares                       Stock of the Company
      ----------------                     ------                       --------------------
Delhaize "Le Lion"                       59,428,382                             25.9
Detla                                    63,352,780                             27.6
                                         ----------                             ----
                                        122,781,162                             53.5

The aggregate amount beneficially owned by each reporting person is 122,781,162 shares.

         (b) Reference is made to pages 2 and 3 of this Statement.

         (c) During the period April 8-May 17, 1999, Delhaize "Le Lion" engaged in the following purchases of Class B Common Stock of Food Lion, Inc. on the open market through transactions with a market maker:

                     ----------------------------- ------------------------------ ------------------
                                                             Amount of             Price Per Share
                         Date of Transaction            Securities Involved             (US$)
                     ----------------------------- ------------------------------ ------------------
                           04/08/99                       10,000                    8.66
                     ----------------------------- ------------------------------ ------------------

                     ----------------------------- ------------------------------ ------------------
                                                             Amount of             Price Per Share
                         Date of Transaction            Securities Involved             (US$)
                     ----------------------------- ------------------------------ ------------------
                               04/08/99                      40,000                     8.66
                     ----------------------------- ------------------------------ ------------------
                               04/08/99                      35,000                     8.66
                     ----------------------------- ------------------------------ ------------------
                               04/08/99                       5,000                     8.63
                     ----------------------------- ------------------------------ ------------------
                               04/08/99                       6,000                     8.66
                     ----------------------------- ------------------------------ ------------------
                               04/08/99                      87,000                     8.66
                     ----------------------------- ------------------------------ ------------------
                               04/08/99                      30,000                     8.66
                     ----------------------------- ------------------------------ ------------------
                               04/09/99                      49,000                     9.13
                     ----------------------------- ------------------------------ ------------------
                               04/09/99                         500                     9.13
                     ----------------------------- ------------------------------ ------------------
                               04/09/99                       9,500                     9.02
                     ----------------------------- ------------------------------ ------------------
                               04/09/99                       1,000                     9.06
                     ----------------------------- ------------------------------ ------------------
                               04/09/99                       1,800                     9.03
                     ----------------------------- ------------------------------ ------------------
                               04/09/99                      13,200                     9.09
                     ----------------------------- ------------------------------ ------------------
                               04/12/99                      13,000                     8.94
                     ----------------------------- ------------------------------ ------------------
                               04/12/99                      25,000                     8.94
                     ----------------------------- ------------------------------ ------------------
                               04/12/99                      25,000                     8.94
                     ----------------------------- ------------------------------ ------------------
                               04/12/99                      10,000                     8.94
                     ----------------------------- ------------------------------ ------------------
                               04/12/99                       5,000                     8.94
                     ----------------------------- ------------------------------ ------------------
                               04/13/99                      15,000                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/13/99                       5,000                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/13/99                       7,500                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/13/99                      25,000                     9.16
                     ----------------------------- ------------------------------ ------------------
                               04/13/99                      10,000                     9.16
                     ----------------------------- ------------------------------ ------------------
                               04/13/99                       8,000                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/14/99                       1,500                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/14/99                       5,000                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/14/99                      15,000                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/14/99                      10,000                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/14/99                      20,000                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/14/99                       6,900                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/14/99                      92,100                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/14/99                      25,000                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/14/99                       6,700                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/14/99                      15,000                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/14/99                      20,000                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/14/99                       8,100                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/14/99                      70,000                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/14/99                      11,000                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/14/99                       5,000                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/14/99                         900                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/15/99                      87,000                     9.09
                     ----------------------------- ------------------------------ ------------------
                               04/15/99                      87,000                     9.09
                     ----------------------------- ------------------------------ ------------------

                     ----------------------------- ------------------------------ ------------------
                                                             Amount of             Price Per Share
                         Date of Transaction            Securities Involved             (US$)
                     ----------------------------- ------------------------------ ------------------
                               04/15/99                      63,000                     9.09
                     ----------------------------- ------------------------------ ------------------
                               04/15/99                      25,000                     9.09
                     ----------------------------- ------------------------------ ------------------
                               04/15/99                      20,000                     9.09
                     ----------------------------- ------------------------------ ------------------
                               04/16/99                      45,000                     9.16
                     ----------------------------- ------------------------------ ------------------
                               04/16/99                       6,000                     9.19
                     ----------------------------- ------------------------------ ------------------
                               04/16/99                      10,000                     9.16
                     ----------------------------- ------------------------------ ------------------
                               04/19/99                      25,000                     9.25
                     ----------------------------- ------------------------------ ------------------
                               04/19/99                      35,000                     9.22
                     ----------------------------- ------------------------------ ------------------
                               04/20/99                      10,000                     9.31
                     ----------------------------- ------------------------------ ------------------
                               04/20/99                       5,000                     9.31
                     ----------------------------- ------------------------------ ------------------
                               04/20/99                      35,000                     9.31
                     ----------------------------- ------------------------------ ------------------
                               04/20/99                       7,000                     9.31
                     ----------------------------- ------------------------------ ------------------
                               04/20/99                       5,000                     9.31
                     ----------------------------- ------------------------------ ------------------
                               04/20/99                      35,000                     9.34
                     ----------------------------- ------------------------------ ------------------
                               04/20/99                       5,000                     9.34
                     ----------------------------- ------------------------------ ------------------
                               04/21/99                     122,000                     9.38
                     ----------------------------- ------------------------------ ------------------
                               04/21/99                      10,000                     9.38
                     ----------------------------- ------------------------------ ------------------
                               04/21/99                      18,000                     9.44
                     ----------------------------- ------------------------------ ------------------
                               04/21/99                      10,000                     9.56
                     ----------------------------- ------------------------------ ------------------
                               04/21/99                      10,000                     9.56
                     ----------------------------- ------------------------------ ------------------
                               04/21/99                      20,000                     9.56
                     ----------------------------- ------------------------------ ------------------
                               04/21/99                      28,000                     9.56
                     ----------------------------- ------------------------------ ------------------
                               04/22/99                      25,000                     9.50
                     ----------------------------- ------------------------------ ------------------
                               04/23/99                      50,000                     9.50
                     ----------------------------- ------------------------------ ------------------
                               04/23/99                      25,000                     9.50
                     ----------------------------- ------------------------------ ------------------
                               04/23/99                      10,000                     9.50
                     ----------------------------- ------------------------------ ------------------
                               04/23/99                      25,000                     9.50
                     ----------------------------- ------------------------------ ------------------
                               04/23/99                      25,000                     9.50
                     ----------------------------- ------------------------------ ------------------
                               04/26/99                      10,000                     9.50
                     ----------------------------- ------------------------------ ------------------
                               04/26/99                      20,000                     9.50
                     ----------------------------- ------------------------------ ------------------
                               04/26/99                       5,000                     9.50
                     ----------------------------- ------------------------------ ------------------
                               04/26/99                       5,000                     9.47
                     ----------------------------- ------------------------------ ------------------
                               04/26/99                       5,000                     9.44
                     ----------------------------- ------------------------------ ------------------
                               04/30/99                      10,000                     10.00
                     ----------------------------- ------------------------------ ------------------
                               04/30/99                      65,000                     10.13
                     ----------------------------- ------------------------------ ------------------
                               04/30/99                       5,000                     10.13
                     ----------------------------- ------------------------------ ------------------
                               05/03/99                      20,000                     10.44
                     ----------------------------- ------------------------------ ------------------
                               05/03/99                      30,000                     10.50
                     ----------------------------- ------------------------------ ------------------
                               05/03/99                      10,000                     10.50
                     ----------------------------- ------------------------------ ------------------
                               05/03/99                      10,000                     10.50
                     ----------------------------- ------------------------------ ------------------
                               05/04/99                      15,000                     10.38
                     ----------------------------- ------------------------------ ------------------

                     ----------------------------- ------------------------------ ------------------
                                                             Amount of             Price Per Share
                         Date of Transaction            Securities Involved             (US$)
                     ----------------------------- ------------------------------ ------------------
                               05/04/99                      10,000                     10.38
                     ----------------------------- ------------------------------ ------------------
                               05/04/99                      15,000                     10.38
                     ----------------------------- ------------------------------ ------------------
                               05/04/99                      35,000                     10.38
                     ----------------------------- ------------------------------ ------------------
                               05/04/99                      15,000                     10.38
                     ----------------------------- ------------------------------ ------------------
                               05/04/99                      10,000                     10.38
                     ----------------------------- ------------------------------ ------------------
                               05/04/99                      10,000                     10.38
                     ----------------------------- ------------------------------ ------------------
                               05/05/99                     100,000                     10.45
                     ----------------------------- ------------------------------ ------------------
                               05/06/99                      43,000                     10.41
                     ----------------------------- ------------------------------ ------------------
                               05/07/99                      43,000                     10.41
                     ----------------------------- ------------------------------ ------------------
                               05/10/99                      10,000                     10.50
                     ----------------------------- ------------------------------ ------------------
                               05/10/99                      10,000                     10.50
                     ----------------------------- ------------------------------ ------------------
                               05/10/99                      20,000                     10.50
                     ----------------------------- ------------------------------ ------------------
                               05/10/99                      20,000                     10.50
                     ----------------------------- ------------------------------ ------------------
                               05/11/99                      30,000                     10.44
                     ----------------------------- ------------------------------ ------------------
                               05/11/99                      10,000                     10.44
                     ----------------------------- ------------------------------ ------------------
                               05/11/99                      15,000                     10.50
                     ----------------------------- ------------------------------ ------------------
                               05/12/99                      10,000                     10.50
                     ----------------------------- ------------------------------ ------------------
                               05/13/99                      20,000                     10.50
                     ----------------------------- ------------------------------ ------------------
                               05/14/99                      50,000                     10.50
                     ----------------------------- ------------------------------ ------------------
                               05/17/99                      15,000                     10.25
                     ----------------------------- ------------------------------ ------------------
                               05/17/99                      15,000                     10.44
                     ----------------------------- ------------------------------ ------------------
                               05/17/99                      15,000                     10.50
                     ----------------------------- ------------------------------ ------------------
                               05/17/99                      15,000                     10.50
                     ----------------------------- ------------------------------ ------------------

                     (d)      Not applicable.

                     (e)      Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


         A copy of the Joint Filing Agreement pursuant to Rule 13d-1(k) is attached as Exhibit C.

SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         ETABLISSEMENTS DELHAIZE FRERES
                         ET CIE, "LE LION" S.A.

                         By:          /s/ Dominique Raquez
                                      -----------------------------------------
                         Name:
                                      -----------------------------------------
                         Title:        Member of the Executive Committee and
                                       Officer, Financial Planning, Control
                                       and Development
                                      -----------------------------------------
                         Dated:        May 24, 1999
                                      -----------------------------------------


                         DELHAIZE THE LION AMERICA, INC.

                         By:          /s/ Dominique Raquez
                                      -----------------------------------------
                         Name:
                                      -----------------------------------------
                         Title:        Director and Vice President, Financial
                                       Planning, Control and Development
                                      -----------------------------------------
                         Dated:        May 24, 1999
                                      -----------------------------------------





         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  EXHIBIT INDEX

-------------------------------------- --------------------------------------------------------- -----------------
             EXHIBIT NO.                                     DESCRIPTION                               PAGE
-------------------------------------- --------------------------------------------------------- -----------------
                  A                      List of Directors and Executive Officers of Delhaize           11
                                                              "Le Lion"
-------------------------------------- --------------------------------------------------------- -----------------
                  B                       List of Directors and Executive Officers of Detla             13
-------------------------------------- --------------------------------------------------------- -----------------
                  C                               Joint Filing Agreement pursuant to                    14
                                                        Rule 13d-1(k)(1)(iii)
-------------------------------------- --------------------------------------------------------- -----------------

                                    EXHIBIT A

         The directors and executive officers of Delhaize "Le Lion" are as follows:

            Name, Title and Business                 Present Principal Occupation
             or Residential Address                   or Employment / Citizenship*
             ----------------------                   ----------------------------
Gui de Vaucleroy, Director and                        Director of Companies; Retired
Chairman of the Board
rue Osseghem, 53
1080 Brussels, Belgium

Pierre-Olivier Beckers, Director                      Chief Executive Officer and President of the
rue Osseghem, 53                                      Executive Committee of Delhaize "Le Lion"
1080 Brussels, Belgium

Philippe Stroobant, Director                          Director of Companies; Retired
rue Osseghem, 53
1080 Brussels, Belgium

Roger Boin, Director                                  Director of Companies; Retired
rue Osseghem, 53
1080 Brussels, Belgium

Charles de Cooman d'Herlinckhove, Director            Director of Companies; Retired
rue Osseghem, 53
1080 Brussels, Belgium

Marcel Degroof, Director                              Honorary Banker, Bank Degroof;
rue Osseghem, 53                                      Retired
1080 Brussels, Belgium

Jacques Le Clerq, Director                            Director of Companies; Retired
rue Osseghem, 53
1080 Brussels, Belgium

Frans Vreys, Director                                 Director of Companies; Retired
rue Osseghem, 53
1080 Brussels, Belgium

Raymond Max Boon, Director                            Director of Companies; Retired
rue Osseghem, 53
1080 Brussels, Belgium

Didier Smits, Director                                Director of Companies; Managing
rue Osseghem, 53                                      Director of Sprl
1080 Brussels, Belgium                                Papeteries Aubry

--------
* All of the persons listed on this Exhibit are Belgian unless otherwise indicated.

            Name, Title and Business                 Present Principal Occupation
             or Residential Address                   or Employment / Citizenship*
             ----------------------                   ----------------------------
Dominique Raquez                                      Member of the Executive Committee, Officer Financial
rue Osseghem, 53                                      Planning, Control and Development
1080 Brussels, Belgium

Jean-Claude Coppieters `t Wallant,                    Secretary of the Board of Directors, Member of the
rue Osseghem, 53                                      Executive Committee, Group Chief Financial Officer
1080 Brussels, Belgium

Pierre Dumont                                         Secretary of the Executive Committee, Officer Group Human
                                                      Resources

Renaud Cogels                                         Member of the Executive Committee, General Manager of the
rue Osseghem, 53                                      Benelux Division
1080 Brussels, Belgium

Arthur Goethals                                       Member of the Executive Committee, Officer Sales and
rue Osseghem, 53                                      Marketing (Belgium)
1080 Brussels, Belgium

--------
* All of the persons listed on this Exhibit are Belgian unless otherwise indicated.

                                    EXHIBIT B

         The directors and executive officers of Detla are as follows:

            Name, Title and Business                 Present Principal Occupation
             or Residential Address                   or Employment / Citizenship*
             ----------------------                   ----------------------------
Gui de Vaucleroy, Director

Jacques Le Clerq, Director                            Director of Companies

Gwynne H. Wales, Director                             Attorney, White & Case / U.S.
Piyade Sokak No. 18                                   Secretary of Detla
Portakel Ci cegi Apt. C
Blok Ket 2 06550 Cankaya
Ankara, Turkey

Pierre-Olivier Beckers, Director                      Chairman, President and Chief Executive Officer of Detla



J.C. Coppieters `t Wallant, Director                  Vice President, Treasurer and Assistant Secretary


Michel Duchateau                                      Accounting Manager
rue Osseghem, 53
1080 Brussels, Belgium

Dominique Raquez, Director                            Vice President, Financial Planning, Control and Development


Note: Reference is made to Exhibit A to this Schedule for the address and principal occupation of those individuals whose address and principal occupation are not listed here.


--------

* All of the persons listed on this Exhibit are Belgian unless otherwise indicated.

                                    EXHIBIT C

                             JOINT FILING AGREEMENT

         Pursuant to paragraph (iii) of Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities and Exchange Act of 1934, as amended, each of the undersigned hereby agrees that the statement on Schedule 13D/A to which this Agreement shall be attached as an exhibit, including all amendments thereto, shall be filed with the Commission on behalf of each of the undersigned.

         Dated:   May 24, 1999


                         ETABLISSEMENTS DELHAIZE FRERES
                         ET CIE, "LE LION" S.A.

                         By:          /s/ Dominique Raquez
                                      ----------------------------------------
                         Name:
                                      ----------------------------------------
                         Title: Member of the Executive Committee and Officer, Financial Planning, Control and Development
                                      ----------------------------------------


                         DELHAIZE THE LION AMERICA, INC.

                         By:          /s/ Dominique Raquez
                                      ----------------------------------------
                         Name:
                                      ----------------------------------------
                         Title: Director and Vice President, Financial Planning, Control and Development
                                      ----------------------------------------